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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

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                                                      OMB APPROVAL
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                                           OMB Number:
                                           Expires:
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                                           hours per response ..........2.50
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                                                 COMMISSION FILE NUMBER
                                                        0-29230
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                                                         CUSIP NUMBER
                                                          874054109
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                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [ ] Form 10-Q
               [_] Form N-SAR

     For Period Ended: October 31, 2001

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                      ----------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


Take-Two Interactive Software, Inc.
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Full Name of Registrant



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Former Name If Applicable

575 Broadway
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Address of Principal Executive Office (Street and Number)

New York, New York 10012
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City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on  Form 10-K,  Form 20-F,  Form 11-K or  Form N-SAR, or  portion
[X]  |         thereof, will be filed on or before the  fifteenth  calendar  day
     |         following the prescribed due  date;  or  the  subject   quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be  filed on or  before  the  fifth  calendar  day  following the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         The Form 10-K for the fiscal year ended October 31, 2001 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    Ken Selterman                     212          334-6633
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                       (Name)                     (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No



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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                      Take-Two Interactive Software , Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: January 29, 2002                 By /s/ Kelly Sumner
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                                        Kelly Sumner
                                        Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

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                      TAKE-TWO INTERACTIVE SOFTWARE, INC.

                      ATTACHMENT TO PART IV OF FORM 12b-25
                     WITH RESPECT TO ITS FORM 10-K FOR THE
                       FISCAL YEAR ENDED OCTOBER 31, 2001

         As disclosed in its December 17, 2001 press release, the registrant intends to restate its financial statements for the fiscal year ended October 31, 2000 ("Fiscal 2000") and the quarters ended January 31, April 30 and July 31, 2001.

         The restatement of the Fiscal 2000 financial statements is expected to result in a decrease in net sales and net income from previously reported amounts. As previously announced, the registrant also expects that its results of operations for the fiscal year ended October 31, 2001 ("Fiscal 2001"), which will be reflected in its consolidated statements of operations to be included on Form 10-K, will reflect an increase in net sales when compared to Fiscal 2000 both as previously reported and as expected to be restated.

         In addition, as previously announced, the registrant also expects that net income for Fiscal 2001 will decrease when compared to net income for Fiscal 2000, both as reported and as expected to be restated.

         The registrant is unable to provide an estimate of any component of its statement of operations because its financial statements for Fiscal 2001 and restated financial statements for Fiscal 2000 and the interim quarters in Fiscal 2001 have not yet been finalized.